Form 40-F
FALCONBRIDGE LTD \CAN\
filed 2004-05-18
CIK 948840

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐
Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

  OR

☒
Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File No. 33-95280
Falconbridge Limited (Exact name of Registrant as specified in its charter)
Not Applicable (Translation of Registrant's name into English (if applicable))
Ontario, Canada (Province or other jurisdiction of incorporation or organization)
1061 (Primary Standard Industrial Classification Code Number (if applicable))
98-0115865 (I.R.S. Employer Identification Number (if applicable))
BCE Place 181 Bay St., Suite 200 Toronto, Ontario M5J 2T3 Telephone: (416) 982-7111 (Address and telephone number of Registrant's principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
Telephone: (212) 894-8700
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
7 3/8% Debentures, due September 1, 2005 7.35% Debentures, due November 1, 2006 7.35% Debentures, due June 5, 2012 5 3/8% Debentures, due June 1, 2015 Debt Securities
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual Information Form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
Common shares outstanding: 178,792,492

Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes X 82-3920 No

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes    X                No

FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Annual Report on Form 40-F constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. Such statements represent the Registrant's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or the Registrant's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Registrant's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in treatment and refining fees, risks inherent in the Registrant's procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, the Registrant's ability to replace and expand mineral reserves, imprecision of mineral reserves and recovery estimates, political and economic conditions in the countries in which the Registrant operates, changes in Canadian and foreign laws and regulations, the Registrant's ability to maintain good relations with its employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Registrant's reports and filings with the Canadian and other securities authorities. Accordingly, the Registrant cautions that events or circumstances could cause actual results to differ materially from those predicted.

CONTROLS AND PROCEDURES

        Evaluation of Disclosure Controls and Procedures. As of December 31, 2003, an evaluation of the effectiveness of the issuer's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15a-15(e) of the Exchange Act) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

        Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee, namely, Neville W. Kirchmann. He is "independent" as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange. The Securities and Exchange commission has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities or any other member of the audit committee.

CODE OF ETHICS

        We have adopted a code of ethics that applies to our President and Chief Executive Officer and our Senior Vice-President and Chief Financial Officer. The latter is also our principal accounting officer. A copy of our code, entitled "Code of Ethics", can be found on the "This is Falconbridge — Corporate Governance" page of our website at www.falconbridge.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Provision of Non-Audit Services by the Auditor

        Deloitte & Touche LLP and its respective affiliates (collectively "Deloitte & Touche") are our auditors. From time to time, Deloitte & Touche also provides non-audit services to us and our subsidiaries. It is our policy not to engage our auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. We have implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Deloitte & Touche's independence.

Fees Paid to the Auditor

        The table below summarizes the fees paid in Canadian dollars to Deloitte & Touche for the years indicated:

	2003	2002
Audit fees	$1,800,000	$1,240,000
Audit-related fees	129,000	30,000
Tax fees	152,000	173,000
All other fees	329,000	2,669,000

Total	$2,410,000	$4,112,000

Note: On December 31, 2003, the exchange rate between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$0.7738 per CAD$1.00. On December 31, 2002, the comparable exchange rate was U.S.$0.6329 per CAD$1.00.

        Details of the fees paid to Deloitte & Touche are provided below:

Audit Fees

        Audit fees include fees for the financial statement audit of us and certain of our subsidiaries, the review of our unaudited interim financial statements, fees for consent and comfort letters in connection with our prospectus filings and fees for consultations arising during the audit.

Audit Related Fees

        Audit-related fees include fees for principally the audit of our benefit plans and French translation of our annual report.

Tax Fees

        Tax service fees include fees for compliance and planning. Compliance fees relate to tax return preparation in foreign jurisdictions for both corporate income tax returns and for expatriate employees. Tax planning and advisory fees are for business development and exploration initiatives as well as the maintenance of the Registrant's international structure.

All Other Fees

        All other fees in 2003 principally included fees for the completion of the e-procurement system implementation support. All other fees in 2002 principally included e-procurement systems implementation support fees.

Consideration of Independence

        Deloitte & Touche has advised the Audit Committee that it considers itself to be independent of us, and the Audit Committee has confirmed that it considers Deloitte & Touche to be independent.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant does not have any unconsolidated affiliates. It does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business. The Registrant's only significant off-balance sheet arrangements consist of its Canadian dollar expenditure hedges discussed below.

        The Registrant uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. The Registrant hedges up to 50% of its current year Canadian dollar operating cost and 25% of the subsequent year. The Registrant may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

Currency Hedges — Forward Contracts

	Year of Maturity
Forward contracts as of March 31, 2004
	2004	2005	2006	2007	Total
Expenditure hedges
Canadian dollar expenditures
USD $ forward contracts (millions)	159	198			357
Average price (U.S.$)	1.5489	1.3835			1.4572
Contract amount (in $ millions) CAD	246	274			521
Fair value (in $ millions) CAD	37	12			49
Chilean peso expenditures
USD $ forward contracts (millions)	45.2	16			61
Average price (U.S.$)	725	734			727
Contract amount (in $ millions) CHP	32,771	11,744			44,516
Fair value (in $ millions) USD					11
Norwegian Kroner expenditures
USD $ forward contracts (millions)	6	8	9	7	29
Average price (U.S.$)	7.9020	8.0200	8.0875	8.1300	8.0424
Contract amount (in $ millions) NOK	45	66	72	54	237
Fair value (in $ millions) USD					4
Balance sheet economic hedges
Canadian dollar net liability exposure
USD $ forward contracts (millions)	408				408
Average price (U.S.$)	1.3225				1.3225
Contract amount (in $ millions) CAD	540				540
Fair value (in $ millions) CAD	4				4

Currency Hedges — Option Contracts

Option contracts as of March 31, 2004	Maturing in 2004
Expenditure hedges
Canadian dollar expenditures
Option amount (in $ millions) CAD	50.6
Fair value (in $ millions)	0.01
Norwegian Kroner expenditures
Option amount (in $ millions) NOK	240
Fair value (in $ millions) USD	0.33

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        A tabular disclosure of Falconbridge's contractual obligations as of December 31, 2003 follows:

	Significant payment due by year (millions of U.S. dollars)
Nature of Obligation	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Long-term debt	1,427	71	631	227	498
Asset retirement obligation	453	11	17	26	399
Employee future benefits (1)	414				414
Operating leases	26	2	6	4	14

Total contractual obligations	2,320	84	654	257	1,325

(1)
The obligation for employee future benefits represents the unfunded obligation as of December 31, 2003. Due to the nature of the obligation for employee future benefits, the timing of the settlement of this liability is not readily determinable.

IDENTIFICATION OF THE AUDIT COMMITTEE

        Not applicable.

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

Falconbridge Limited Registrant
By	/s/ Jeffery A. Snow Jeffery A. Snow, Senior Vice-President and General Counsel

Date May 17, 2004

Exhibits

1.
Annual Information Form of Falconbridge Limited dated May 10, 2004.

2.
The audited Consolidated Financial Statements for the fiscal year ended December 31, 2003 and the accompanying Management's Discussion and Analysis of Falconbridge Limited, appearing on pages 34 to 52 and pages 16 to 32, respectively, of the Falconbridge Limited 2003 Annual Report, which are incorporated by reference into the Annual Information Form of Falconbridge Limited.

3.
Consent of Deloitte & Touche LLP.

4.
Certification of Aaron Regent, Chief Executive Officer, pursuant to Rule 13a-14.

5.
Certification of Michael Doolan, Chief Financial Officer, pursuant to Rule 13a-14.

6.
Certification of Aaron Regent, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.
Certification of Michael Doolan, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

Form 40-F
FORWARD-LOOKING STATEMENTS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
SIGNATURES