Form 40-F
period 2004-12-31
FALCONBRIDGE LTD \CAN\
filed 2005-03-29
CIK 948840

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐
Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

OR

☒
Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File No. 33-95280
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

Common shares outstanding: 179,770,190

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

CONTROLS AND PROCEDURES

        Evaluation of Disclosure Controls and Procedures.    As of December 31, 2004, an evaluation of the effectiveness of the issuer's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

        Changes in internal control over financial reporting.    There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that it has at least one audit committee financial expert serving on its audit committee, namely, Neville W. Kirchmann. He is "independent" as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange. The Securities and Exchange commission has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities or any other member of the audit committee or the board of directors.

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

Fees Paid to the Auditor

        The table below summarizes the fees paid in U.S. dollars to Deloitte & Touche for the years indicated:

	2004	2003
Audit fees	$1,331,000	$1,271,000
Audit-related fees	189,000	91,000
Tax fees	284,000	107,000
All other fees	41,000	232,000

Total	$1,845,000	$1,701,000

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

All Other Fees

        All other fees in 2004 principally included fees for the completion of the e-procurement system implementation support. All other fees in 2003 principally included e-procurement systems implementation support fees.

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

Currency Hedges — Forward Contracts

Forward contracts as at December 31, 2004	2004	2003
Expenditure hedges
Canadian dollar expenditures
US$ forward contracts (millions)	198	426
Average price (U.S.$)	1.3835	1.4941
Contract amount (in $ millions) CAD	274	636
Fair value (in $ millions) U.S.	30	62
Chilean peso expenditures
U.S.$ forward contracts (millions)	9	47
Average price (U.S.$)	708	726
Contract amount (in $ millions) CHP	6,538	34,238
Fair value (in $ millions) U.S.	3	10
Norwegian kroner expenditures
US$ forward contracts (millions)	0	33
Average price (U.S.$)	0	7.9841
Contract amount (in $ millions) NOK	0	267
Fair value (in $ millions) U.S.	0	6
Balance sheet economic hedges
Canadian dollar net liability exposure
U.S.$ forward contracts (millions)	429	385
Average price (U.S.$)	1.2120	1.3236
Contract amount (in $ millions) CAD	520	510
Fair value (in $ millions) U.S.	3	9

Currency Hedges — Option Contracts

Option contracts as at December 31,	2004	2003
Expenditure hedges
Canadian dollar expenditures
Option amount (in $ millions) CAD	50	30
Fair value (in $ millions) U.S.	1	1
Norwegian kroner expenditures
Option amount (in $ millions) NOK	135	210
Fair value (in $ millions) U.S.	1	1

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        A tabular disclosure of Falconbridge's contractual obligations as of December 31, 2004 follows:

	Significant payment due by year (millions of U.S. dollars)
Nature of Obligation	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long-term debt	1,437	248	360	248	581
Asset retirement obligations	470	11	11	14	434
Employee future benefits(1)	445	—	—	—	445
Operating leases	26	2	4	4	16

Total contractual obligations	2,378	261	375	266	1,476

(1)
The obligation for employee future benefits represents the unfunded obligation as of December 31, 2004. Due to the nature of the obligation for employee future benefits, the timing of the settlement of this liability is not readily determinable.

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

Falconbridge Limited Registrant
By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Date: March 29, 2005

Exhibits

1.
Annual Information Form of Falconbridge Limited dated March 24, 2005.

2.
The audited Consolidated Financial Statements for the fiscal year ended December 31, 2004 and the accompanying Management's Discussion and Analysis of Falconbridge Limited, appearing on pages 59 to 86 and pages 24 to 58, respectively, of the Falconbridge Limited 2004 Annual Report, which are incorporated by reference into the Annual Information Form of Falconbridge Limited as well as the Summary of Mineral Reserves and Mineral Resources appearing on pages 22 and 23 of the Falconbridge Limited Annual Report, which summary is referred to in the Management's Discussion and Analysis of Falconbridge Limited.

3.
Consent of Deloitte & Touche LLP.

4.1
Certification of Aaron Regent, Chief Executive Officer, pursuant to Rule 15d-14(a).

4.2
Certification of Michael Doolan, Chief Financial Officer, pursuant to Rule 15d-14(a).

5.1
Certification of Aaron Regent, Chief Executive Officer, pursuant to Rule 15d-14(b).

5.2
Certification of Michael Doolan, Chief Financial Officer, pursuant to Rule 15d-14(b).

QuickLinks

  FORWARD-LOOKING STATEMENTS
  CONTROLS AND PROCEDURES
  AUDIT COMMITTEE FINANCIAL EXPERT
  CODE OF ETHICS
  PRINCIPAL ACCOUNTANT FEES AND SERVICES
  OFF-BALANCE SHEET ARRANGEMENTS
  TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
  IDENTIFICATION OF THE AUDIT COMMITTEE
  UNDERTAKING
  SIGNATURES